October  19,  1999


VIA  HAND  DELIVERY

Board  of  Directors
Anything  Internet  Corporation
3020  North  El  Paso,  Ste.  103
Colorado  Springs,  CO  80907

Re:  Resignation

To  the  Board:

It is with my deepest regrets that I must tender my immediate resignation as both an officer and director of Anything Internet Corporation and all of its subsidiaries.

My association with the Company has resulted in a staggering decline in shareholder value and resulting loss of shareholder confidence; a situation I have been unable to turn around despite my most dedicated efforts. The real owners of our Company - the shareholders - deserve better representation from members of upper level management and the Board.

I have confidence that ensuing management will be able to pick up the pieces and press ahead into new frontiers. I have worked diligently to forge new relationships with the intent to create profitable joint-venture arrangements for the Company. These prospective partnerships have been advised of my intent to depart the Company and are ready to move forward into the future with new management.

The stage is set for great things to happen. It is my heartfelt desire to see our Company succeed and shareholders to realize a healthy rate of return on their investment. I am just sorry I was not able to deliver these things in a timely manner. It is my hope that fellow members of the Board and our shareholders can accept my deepest apologies, and move forward with new hope and direction.


Very  truly  yours,


/s/  J.  Scott  Sitra
J.  Scott  Sitra
President  and  Chief  Executive  Officer

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